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SECU 06009330 SION

OMB APPROVAL	
OMB Number:	3235-0123
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MAIL PROCESSING RECEIVED JUL 31 2006 WASH. DC 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/05 AND ENDING 5/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITIES TRADING CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 3RD AVE 7TH FLOOR
(No. and Street)

NEW YORK NY 10022-4730
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN HAGERMAN 212 508 4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 STONY BROOK NY 11790
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Brian Hagerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equities Trading Corporation, , as of May 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BH

Signature

CEO

Title

Lisa M Hagerman
Notary Public, State of New York
No: 01HA4967184
Qualified in New York County
Commission Expires May 29th 2010

(signature)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EQUITIES TRADING CORPORATION

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED MAY 31, 2006

EQUITIES TRADING CORPORATION

INDEX
MAY 31, 2006

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax

JOHN P. COMPARATO C.P.A., P.C.

July 24, 2006

To the Board of Directors
Equities Trading Corporation

We have audited the accompanying statements on financial condition of Equities Trading Corporation as of May 31, 2006 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Equities Trading Corporation as of May 31, 2006, the results of its operation and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Equities Trading Corporation. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

John P. Comparato

John P Comparato

EQUITIES TRADING CORPORATION

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$ 56
Due From Clearing Broker	50,371
Other Investments	3,350
	53,777
OTHER ASSETS	
Deposits	2,500
TOTAL ASSETS	$ 56,277
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable and Accrued Expenses	$ 21,366
Taxes Payable	21,251
	42,617
STOCKHOLDER'S EQUITY	
Common Stock	8,000
Additional Paid-In Capital	196,050
Accumulated Deficit	<190,390>
	13,660
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 56,277

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EQUITIES TRADING CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED MAY 31, 2006

REVENUE	$ 68,259
EXPENSES	
Payroll & Related Costs	97,349
Professional Fees	20,140
Regulatory Fees	32,386
Occupancy	31,057
Communications	5,397
Insurance	6,237
Office Expenses & Supplies	8,655
Corporate Taxes	516
Other Expenses	898
TOTAL EXPENSES	202,635
NET INCOME <LOSS>	$ <134,376>

THE ACCOMPANYING NO TES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EQUITIES TRADING CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MAY 31, 2006

	Common Stock	Retained Earnings <Deficit>	Additional Paid-In Capital
Balance, June 1, 2005	$ 8,000	$<56,014>	$110,450
Net Income <Loss>	--	<134,376>	--
Capital Contributions	--	--	85,600
Balance,May 31, 2006	$ 8,000	$<190,390>	$196,050

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EQUITIES TRADING CORPORATION

STATEMENTS OF CASH FLOWS
YEAR ENDED MAY 31, 2006

CASH FLOWS FROM OPERATING ACTIVITES

Net Income <Loss>	$ <134,376>
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activites:	
(Increase) Decrease in Operating Assets & Liabilities:	
Other Assets	5,745
Taxes Payable	21,251
Accounts Payable	15,810
NET CASH USED BY OPERATING ACTIVITIES	<91,570>
FINANCING ACTIVITIES – Capital Contributions	$ 85,600
NET DECREASE IN CASH	<5,970>
CASH AT BEGINNING OF YEAR	6,026
CASH AT END OF YEAR	$ 56

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

EQUITIES TRADING CORPORATION

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2006

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Equities Trading Corporation ("The company"), incorporated under the laws of the State of New York, is a registered broker-dealer with Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc.

Equities Trading Corporation services both retail and institutional accounts in a variety of securities transactions. The Company has correspondent agreements with a number of large mutual fund companies, and act as an agent to sell their products. The firm is also a Registered Investment Advisor with the Securities And Exchange Commission, and acts as an agent for clients through clearing arrangements with other broker-dealers.

NOTE 2 – SIGNIFICANT ACCOUNTING PRINCIPLES

(a) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis. Securities owned, consisting primarily equities, are stated as quoted market values with the resulting unrealized gains and losses reflected in the statement of operations.

(b) The process of preparing financial statement in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and event as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2006, the Company had a net capital of $7,810.00 which exceeded requirements of $5,000.00 by $2,810.00. The Company's aggregate indebtedness was 5.46.

NOTE 4 – LEASE

The Company has a cancelable lease on its office space expiring March 31, 2008, which provides for monthly rentals ranging from $2,500 to $2,800 plus escalation charges.

EQUITIES TRADING CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2006

NET CAPITAL	
Total Ownership Equity	$ 13,660
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation on Net Capital	--
Other (Deductions) or Allowable Credits	--
Total Capital and Allowable Subordinated Liabilities	13,660
Deductions and/or Charges:	
Non-Allowable Assets	<5,850>
Net Capital Before Haircuts on Securities Positions	7,810
Haircuts on Securities Positions	---
Net Capital	$ 7,810
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	42,617
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Requirement	5,000
Excess Net Capital @ 1000%	3,548
Ratio: Aggregate Indebtedness to Net Capital	5.46

There is no difference between this audited computation of net capital and that included in the Company's unaudited May 31, 2006 Focus Part II filing.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax

JPC
JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Equities Trading Corporation

We have examined the financial statements of Equities Trading Corporation for the year ended May 31, 2006 and have issued our report therein dated July 21, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Equities Trading Corporation as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on this study, we believe that the Company's practices and procedures at May 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.